GENCO RESOURCES’ LARGEST SHAREHOLDER CALLS FOR
SEPARATION OF GENCO FROM ANDOVER

For Immediate Release

Vancouver, B.C., June 23, 2008 -- James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. of Vancouver, today called for Genco to immediately separate its management from that of Vancouver-based Andover Ventures Inc., an exploration company with negative working capital.

“The conflict of interest relationship between Andover and Genco is not just at the board level, and does not pertain just to one conflict-of-interest transaction between the companies,” said Mr. Anderson. “There is also an under-the-radar conflict of interest at the senior employee level, and it has to stop. We just don’t know how much time Andover is draining from our key employees or whether Andover, which has virtually no working capital, is compensating Genco fairly. It doesn’t make sense that Genco is missing performance targets by a wide margin while key employees work part time for another company.”

Financial executive conflict of interest

Among employees, Wayne Moorhouse is Chief Financial Officer of both Genco and Andover. Andover announced his appointment in a news release dated March 1, 2007 and filed May 1, 2007 on SEDAR. The curiously double-dated Andover disclosure was not displayed on Andover’s website as of yesterday. It did not mention that Moorhouse already had a similar position with Genco and would only be working part-time for Andover. Genco provided no corresponding news release that its top financial executive had become part-time. Proxy advisor ISS Governance Services, in a report last week, criticised Genco for not having a dedicated full-time CFO and pointed out that Moorhouse’s role with both companies was a conflict.

Operating management conflict of interest

In addition, Mr. Anderson believes that Bruce F. Reiderer, President of Andover, and John C. Thornton, Chief Development Officer of Andover, are both senior Genco employees or consultants with responsibilities of sufficient importance that they have been issued stock options by Genco. Mr. Anderson believes these responsibilities involve the development of Genco’s La Guitarra silver mine. ISS did not discuss this conflict of interest, perhaps because it was not aware of it. When Andover announced the appointments of Reiderer and Thornton in January 2008, it provided biographies for both officers but did not mention employment or consulting arrangements at Genco.

Genco providing administrative services to Andover

Commented Mr. Anderson, “When I was on Genco’s Board and visiting Genco’s offices I would see Andover books and papers on the desks of administrative personnel, indicating that Andover administration was being done at Genco offices. In the ten months that I served on the Genco Board, no one sought authority from the Board for this. At the last Board meeting I attended, in May 2008, Gardner was questioned about this and responded that Andover was paying Genco for services. However, these arrangements were never revealed to the Genco Board while I was a member, except under questioning.”

Financial risks to Genco from conflicts of interest

Continued Mr. Anderson, “If payment is being made by Andover to Genco, we don't know how much and we don't know whether Andover is paying with cash or is giving IOUs. In any event, this is not a normal business relationship for Genco, as it is running a silver mine, not an employment agency. As at December 31, 2007, the last disclosed financial statements, Andover had a working capital deficit of $213,081. It does not make business sense for Genco to extend credit to Andover as Genco may not get paid.”

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Board conflicts of interest

At the Board level, Robert Gardner is Chairman of both Genco and Andover. As well, Gordon Blankstein and Brian Smith are directors of both companies and Genco’s President Greg Liller is an Andover director. In a report last week, proxy advisor ISS Governance Services said it has “concerns” about the common boards served by the various incumbent directors of Genco. Commented Anderson, “Such conflicts are not healthy and they may favour Andover over Genco, since Gardner and Blankstein have a combined 15% interest in Andover and own just 8.2% of Genco.

Transaction conflict of interest

So far, the conflict-of-interest issue between Genco and Andover has focused mainly on a non-arms length transaction earlier this year in which Genco flipped to Andover a controlling interest Chief Consolidated Mining Co. ISS, in its report last week, criticised Genco for participating in the flip. “We note that the circumstances around the related party transaction raise questions about the appropriateness of the company’s internal controls and processes,” said ISS.

Andover and Genco both need money

Genco needs money to complete the development at La Guitarra. Andover needs money to pay Genco for the Chief transaction. It would appear that Blankstein and Moorhouse will be attempting to finance both companies at the same time. How will they manage this conflict?

Summary of conflict issues

Concluded Mr. Anderson, “When the Chief Consolidated transaction is added to the Board and employee conflicts of interest, you can see a deeply embedded pattern rather than an isolated incident. Genco appears to be subsidizing Andover over and above the money owned in connection with the Chief transaction. This is yet another reason for non-conflicted Genco shareholders to replace Gardner, Blankstein and Smith on the Genco Board of Directors, and to be skeptical of their promise to reform.”

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Mr. Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Mr. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Mr. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

On June 10th, 2008 Mr. Anderson filed a Shareholder Information Circular with Canadian securities regulators and initiated a proxy solicitation process with the objective of replacing Robert Gardner (Chairman), Gordon Blankstein and Brian Smith as members of Genco’s then seven-person Board of Directors. A copy of the Shareholder Information Circular, which includes additional information on Mr. Anderson’s proposed slate, is available at www.savegenco.com.

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Voting your YELLOW proxy

Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-888-268-4498.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors	Media
Laurel Hill Advisory Group	Longview Communications Inc.
North American toll-free 1-888-268-4498	Alan Bayless: 604-694-6035
David Ryan: 604-694-6031

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